NEWS RELEASE

Canarc Arranges CA$900,000 in Private Placement Financings

Vancouver, Canada – September 9, 2009 - Canarc Resource Corp. (CCM: TSX, CRCUF: OTC-BB, CAN: DB-F) announces that it has arranged two non-brokered private placement equity financings totaling CA$900,000.

The first private placement consists of 4,000,000 flow-through shares priced at CA$0.12 each for gross proceeds of CA$480,000. The flow-through shares will entitle the holders to a 100% CEE deduction, as well as the 15% federal tax credit in Canada.

The second private placement consists of 4,800,000 units priced at CA$0.10 each for gross proceeds of CA$480,000. Each unit consists of one common share and one half share purchase warrant. Each full warrant can be exercised to purchase an additional common share at CA$0.15 within an 18 month period.

A 7% finders/due diligence fee and a 7% finders’ warrant (having the same terms as the warrants in the unit offering) are applicable to portions of each private placement. Both private placements are subject to exchange and regulatory approvals and the shares and units will be subject to the standard four month hold period (and a US legend for American subscribers only).

Canarc will use the net proceeds of the flow-through share placement to explore the recently acquired Tay LP gold property in the Yukon.  Canarc plans to commence a Phase I exploration program including 2000 m of diamond drilling as soon as reasonably possible. Initial targets will include step-out drilling from some of the historic drill intercepts to try and extend known gold mineralization in three separate prospect areas. The net proceeds of the non-flow-through unit placement will be used for working capital.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on exploring its recently acquired Tay LP gold property in south-central Yukon and seeking a partner to advance its New Polaris gold mine project in north-western British Columbia to the feasibility stage.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.